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SEC FILE NUMBER 033-22128-D
CUSIP NUMBER 65336B 30 1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
FORM 12b-25

NOTIFICATION OF LATE FILING

[X ] Form 10-K [ ] Form 20-F [ ] Form 11-K [  ] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-C

For Period Ended: December 31, 2008

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Entire Form 10-K

Part I - Registrant Information:
             Full Name of Registrant                                    Nexia Holdings, Inc.

             Former Name if Applicable                              N/A

            Address of Principal Executive Office:           59 West 100 South, Second Floor

                                                                                          Salt Lake City, Utah 84101

Part II--RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed.  (Check box if appropriate)

[X]           (a)           The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]           (b)           The subject annual report, semi-annual report, transition report on Form 10-K, Form 2-F, 11-F, or From N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The preparation of the Company’s year-end 10-K has been delayed due to the Company’s reduction in accounting staff.  The Company and its staff are working diligently to complete the reports for the year ended December 31, 2008.  Despite these efforts the Company will not be able to complete its Form 10-K for the year end of 2008 on a timely basis without unreasonable effort or expense to the Company.

Part IV - Other Information

(1)	Name and telephone number of person to contact in regard to this notification.
         Richard D. Surber                             President                      (801)575-8073
(Name)                                            (Title)                  (Telephone Number)

(2)
Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).( X ) Yes   (   )  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?(  X ) Yes  (   ) No

If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Nexia Holdings, Inc.
(Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 30, 2009                                           By: /s/ Richard D. Surber
Name: Richard D. Surber
Title:    President

Estimated results for the year end December 31, 2008 compared to the year end December 31, 2007.

Revenue

Gross revenue for the year ended December 31, 2008, is estimated to be $2,742,000 as compared to $3,232,488 for the same period in 2007. The decrease in the revenue of $490,488, or 15%, is due to the shutting down of three retail locations for our clothing line.

Net Income or Losses

Nexia recorded estimated net losses of $5,335,000 for the year ended December 31, 2008, as compared to a net loss of $8,498,219 for the year ended December 31, 2007. The decrease in the net losses of $3,163,219 or 37%, compared to the same period in 2007, is attributable primarily to the reduction in preferred stock issuances which have been recorded as long-term liabilities since the Company has the option to pay in cash.